Correspondence.

May 15, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Juan Grana and Lauren Nguyen

Re:	Imricor Medical Systems, Inc. Amendment No. 1 to Registration Statement on Form 10-12G Filed April 24, 2026 File No. 000-56826

Ladies and Gentlemen:

Imricor Medical Systems, Inc. (the “Company,” “Imricor,” “we,” or “our”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 7, 2026, relating to Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”). Amendment No. 2 (“Amendment No. 2”) to the Registration Statement is being filed via EDGAR concurrently herewith responding to the Staff’s comments and including certain other revisions and updates. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter, and the Staff’s comments are presented in italics.

Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 2. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 2.

Our responses are as follows:

Amendment No. 1 to Registration Statement on Form 10-12G

Item 1. Business

Our Mission and Value Proposition, page 6

1.

We note your response to comment 5. Please revise to explicitly note whether your products require collaboration with MRI manufacturer systems, and if so, please advise on the MRI manufacturer systems with which your products are currently compatible, and the market share covered by these manufacturers in the markets where you intend to commercialize your products.

In response to the Staff’s comment, the Company has revised the disclosure on page 7.

Market Size and Growth, page 10

2.

We note your response to comment 3. Please disclose the approximate total number of (i) high volume academic medical centers and specialized arrhythmia centers with existing CMR capabilities and (ii) procedures involving patients for which radiation exposure is of particular concern, in the markets where you currently compete and/or intend to compete in the near-term.

In response to the Staff’s comment, the Company has revised the disclosure on page 10.

Products and Technology, page 11

3.

We note your response to comment 6, including your revised disclosure on page 13 that "[t]he HAT500 design is being transferred into the Imricor Quality Management System and, once transfer is complete, will be manufactured and, upon approvals for the manufacturer change, sold by Imricor under the new name: RF-5000." Please advise on the process for the approvals for the manufacturer change referenced, including the timing for obtaining any such approvals.

In response to the Staff’s comment, the Company has revised the disclosure on page 13.

Clinical Development Programs

VISABL-VT Trial – European Indication Expansion for Ventricular Tachycardia, page 16

4.

We note your response to comment 8, including the citation to the JAMA and Circulation publications. Please revise to clarify whether final results are available from the VISIBLVT trial, and if so, revise to provide a detailed discussion of the results including any adverse events or results and p-values, as applicable. If the VISBIL-VT trial has yet to conclude, please advise on how you concluded that the trial has already demonstrated clinical feasibility and safety of MRI-guided ablation for complex ventricular arrhythmias. We refer to your statement on page 18 that the MRI-guided ablation in a patient with an ICD in October 2025 demonstrated "the safe and effective utilization of MRI-guidance for ablation procedures in high-risk patients with an active implantable cardiac device". We remind the company that safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators. Finally, please also disclose additional detail regarding each of the milestones referenced on page 18, including the number of patients involved in each study.

In response to the Staff’s comment, the Company has revised the disclosure on page 18.

Customer Base and Market Segments, page 24

5.

We note your response to comment 15, including your revised disclosure that you "generate revenue to these hospitals and medical centers through initial sales of capital equipment" and you "also generate recurring revenue through sales of single-use consumable products". We also note your expectation that, as procedure volumes increase at existing customer sites and new sites, a growing proportion of your revenue will be derived from recurring sales of single-use consumable products. Please provide a breakdown of the percentage of your revenues derived from the initial sale of capital equipment compared to recurring revenue from single-use consumable products. Additionally, as noted in your response, please revise to describe the nature of these sales agreements including whether they are conducted in the ordinary course of business and reflect generally consistent commercial terms typical for your industry.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 and 25 to further describe its revenue mix and sales agreements. The Company respectfully advises the Staff that it does not believe a percentage breakdown of revenues between capital equipment and single-use consumable products on the referenced pages would be meaningful to investors at this time due to variability in period-to-period revenue mix as the Company continues to scale its commercial operations. Instead, the revised disclosure qualitatively explains the expected shift in revenue mix over time. The Company further notes that disaggregated revenue information is provided in Note 12 – Segment Information to its audited consolidated financial statements for the years ended December 31, 2025 and 2024, and Note 11 – Segment Information to its unaudited condensed consolidated financial statements for the three months ended March 31, 2026 and 2025, included elsewhere in the Registration Statement.

Note 1. Summary of Significant Accounting Policies

Inventory, page F-9

6.

We reissue comment 23. Since long-term inventory represents over 25% of your total inventory, we continue to believe you should revise to include additional disclosures about the nature of the raw materials included in long-term inventory and your criteria for classification as long-term, as provided in your response.

In response to the Staff’s comment, the Company has included additional disclosures about the nature of the raw materials included in long-term inventory and its criteria for classification as long-term on page F-48 of its financial statements for the fiscal quarter ended March 31, 2026. The Company also intends to include this disclosure in future financial statements, as applicable.

* * * * *

Thank you for your review of the submissions. If you should have any questions regarding the response letter, please do not hesitate to contact the Company’s outside legal counsel, Patrick Pazderka of Fox Rothschild LLP, at (612) 607-7557.

Sincerely,

/s/ Steven Wedan

Steven Wedan

cc:         Patrick Pazderka, Fox Rothschild LLP